SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                Emco Limited
                              (Name of Issuer)

                   Common Shares, No Par Value Per Share
                       (Title of Class of Securities)

                                 290839109
                               (CUSIP Number)

David Bradford                          with copy to:
Secretary                               Stephen M. Banker
Blackfriars Corp.                       Skadden, Arps, Slate, Meagher & Flom LLP
555 Skokie Blvd Suite #555              Four Times Square
Northbrook, Illinois 60062              New York, New York 10036
(818) 597-3750                          (212) 735-3000

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             February 19, 2003
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 9.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subsequent class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 290839109               13D                         Page 2 of 15 Pages

--------------------------------------------------------------------------------

================================================================================

(1) Name of Reporting Persons. IRS Identification Nos. of Above Persons (Entities Only)
             2022841 Ontario Inc.
--------------------------------------------------------------------------------

(2)          Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------

(3)          SEC Use Only

--------------------------------------------------------------------------------

(4)          Source of Funds (See Instructions)
             AF
--------------------------------------------------------------------------------

(5)          Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e).                                             / /

--------------------------------------------------------------------------------

(6)          Citizenship or Place of Organization
             Ontario
--------------------------------------------------------------------------------

                          (7)         Sole Voting Power
                                      None
                          ------------------------------------------------------
     Number of
Shares Beneficially       (8)         Shared Voting Power
       Owned                          None
      by Each            ------------------------------------------------------
     Reporting
    Person With           (9)         Sole Dispositive Power
                                      None
                          ------------------------------------------------------

                          (10)        Shared Dispositive Power*
                                      6,621,334
--------------------------------------------------------------------------------

(11)         Aggregate Amount Beneficially Owned by Each Reporting Person*
             6,621,334

--------------------------------------------------------------------------------

(12)         Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares                                                          / /
             (See Instructions)
--------------------------------------------------------------------------------

(13)         Percent of Class Represented by Amount in Row (11)
             42%
--------------------------------------------------------------------------------

(14)         Type of Reporting Person (See Instructions)
             CO
================================================================================
*Beneficial ownership is based solely on the provision of the Lock-Up
Agreement described in Item 6 herein, pursuant to which the Shareholder has agreed to tender in the Offer such Common Shares shown here as beneficially owned. Capitalized terms have the meaning assigned thereto herein.

--------------------------------------------------------------------------------

CUSIP No. 290839109               13D                         Page 3 of 15 Pages

--------------------------------------------------------------------------------

================================================================================

(1) Name of Reporting Persons. IRS Identification Nos. of Above Persons (Entities Only)
             Gorbridge Holdings Corp.
--------------------------------------------------------------------------------

(2)          Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------

(3)          SEC Use Only

--------------------------------------------------------------------------------

(4)          Source of Funds (See Instructions)
             AF
--------------------------------------------------------------------------------

(5)          Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e).                                             / /

--------------------------------------------------------------------------------

(6)          Citizenship or Place of Organization
             Delaware
--------------------------------------------------------------------------------

                          (7)         Sole Voting Power
                                      None
                          ------------------------------------------------------
     Number of
Shares Beneficially       (8)         Shared Voting Power
       Owned                          None
      by Each            ------------------------------------------------------
     Reporting
    Person With           (9)         Sole Dispositive Power
                                      None
                          ------------------------------------------------------

                          (10)        Shared Dispositive Power*
                                      6,621,334
--------------------------------------------------------------------------------

(11)         Aggregate Amount Beneficially Owned by Each Reporting Person*
             6,621,334

--------------------------------------------------------------------------------

(12)         Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares                                                          / /
             (See Instructions)
--------------------------------------------------------------------------------

(13)         Percent of Class Represented by Amount in Row (11)
             42%
--------------------------------------------------------------------------------

(14)         Type of Reporting Person (See Instructions)
             CO
================================================================================
*Beneficial ownership is based solely on the provision of the Lock-Up
Agreement described in Item 6 herein, pursuant to which the Shareholder has agreed to tender in the Offer such Common Shares shown here as beneficially owned. Capitalized terms have the meaning assigned thereto herein.

--------------------------------------------------------------------------------

CUSIP No. 290839109               13D                         Page 4 of 15 Pages

--------------------------------------------------------------------------------

================================================================================

(1) Name of Reporting Persons. IRS Identification Nos. of Above Persons (Entities Only)
             Blackfriars Corp.
--------------------------------------------------------------------------------

(2)          Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------

(3)          SEC Use Only

--------------------------------------------------------------------------------

(4)          Source of Funds (See Instructions)
             WC
--------------------------------------------------------------------------------

(5)          Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e).                                             / /

--------------------------------------------------------------------------------

(6)          Citizenship or Place of Organization
             Delaware
--------------------------------------------------------------------------------

                          (7)         Sole Voting Power
                                      None
                          ------------------------------------------------------
     Number of
Shares Beneficially       (8)         Shared Voting Power
       Owned                          None
      by Each            ------------------------------------------------------
     Reporting
    Person With           (9)         Sole Dispositive Power
                                      None
                          ------------------------------------------------------

                          (10)        Shared Dispositive Power*
                                      6,621,334
--------------------------------------------------------------------------------

(11)         Aggregate Amount Beneficially Owned by Each Reporting Person*
             6,621,334

--------------------------------------------------------------------------------

(12)         Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares                                                          / /
             (See Instructions)
--------------------------------------------------------------------------------

(13)         Percent of Class Represented by Amount in Row (11)
             42%
--------------------------------------------------------------------------------

(14)         Type of Reporting Person (See Instructions)
             CO
================================================================================
*Beneficial ownership is based solely on the provision of the Lock-Up
Agreement described in Item 6 herein, pursuant to which the Shareholder has agreed to tender in the Offer such Common Shares shown here as beneficially owned. Capitalized terms have the meaning assigned thereto herein.

--------------------------------------------------------------------------------

CUSIP No. 290839109               13D                         Page 5 of 15 Pages

--------------------------------------------------------------------------------

================================================================================

(1) Name of Reporting Persons. IRS Identification Nos. of Above Persons (Entities Only)
             C. Hogel Trust
--------------------------------------------------------------------------------

(2)          Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------

(3)          SEC Use Only

--------------------------------------------------------------------------------

(4)          Source of Funds (See Instructions)
             AF
--------------------------------------------------------------------------------

(5)          Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e).                                             / /

--------------------------------------------------------------------------------

(6)          Citizenship or Place of Organization
             Illinois
--------------------------------------------------------------------------------

                          (7)         Sole Voting Power
                                      None
                          ------------------------------------------------------
     Number of
Shares Beneficially       (8)         Shared Voting Power
       Owned                          None
      by Each            ------------------------------------------------------
     Reporting
    Person With           (9)         Sole Dispositive Power
                                      None
                          ------------------------------------------------------

                          (10)        Shared Dispositive Power*
                                      6,621,334
--------------------------------------------------------------------------------

(11)         Aggregate Amount Beneficially Owned by Each Reporting Person*
             6,621,334

--------------------------------------------------------------------------------

(12)         Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares                                                          / /
             (See Instructions)
--------------------------------------------------------------------------------

(13)         Percent of Class Represented by Amount in Row (11)
             42%
--------------------------------------------------------------------------------

(14)         Type of Reporting Person (See Instructions)
             OO
================================================================================
*Beneficial ownership is based solely on the provision of the Lock-Up
Agreement described in Item 6 herein, pursuant to which the Shareholder has agreed to tender in the Offer such Common Shares shown here as beneficially owned. Capitalized terms have the meaning assigned thereto herein.

--------------------------------------------------------------------------------

CUSIP No. 290839109               13D                         Page 6 of 15 Pages

--------------------------------------------------------------------------------

================================================================================

(1) Name of Reporting Persons. IRS Identification Nos. of Above Persons (Entities Only)
             Trust of K. Colburn
--------------------------------------------------------------------------------

(2)          Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------

(3)          SEC Use Only

--------------------------------------------------------------------------------

(4)          Source of Funds (See Instructions)
             AF
--------------------------------------------------------------------------------

(5)          Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e).                                             / /

--------------------------------------------------------------------------------

(6)          Citizenship or Place of Organization
             Illinois
--------------------------------------------------------------------------------

                          (7)         Sole Voting Power
                                      None
                          ------------------------------------------------------
     Number of
Shares Beneficially       (8)         Shared Voting Power
       Owned                          None
      by Each            ------------------------------------------------------
     Reporting
    Person With           (9)         Sole Dispositive Power
                                      None
                          ------------------------------------------------------

                          (10)        Shared Dispositive Power*
                                      6,621,334
--------------------------------------------------------------------------------

(11)         Aggregate Amount Beneficially Owned by Each Reporting Person*
             6,621,334

--------------------------------------------------------------------------------

(12)         Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares                                                          / /
             (See Instructions)
--------------------------------------------------------------------------------

(13)         Percent of Class Represented by Amount in Row (11)
             42%
--------------------------------------------------------------------------------

(14)         Type of Reporting Person (See Instructions)
             OO
================================================================================
*Beneficial ownership is based solely on the provision of the Lock-Up
Agreement described in Item 6 herein, pursuant to which the Shareholder has agreed to tender in the Offer such Common Shares shown here as beneficially owned. Capitalized terms have the meaning assigned thereto herein.

--------------------------------------------------------------------------------

CUSIP No. 290839109               13D                         Page 7 of 15 Pages

--------------------------------------------------------------------------------

================================================================================

(1) Name of Reporting Persons. IRS Identification Nos. of Above Persons (Entities Only)
             Trust of R. Colburn
--------------------------------------------------------------------------------

(2)          Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------

(3)          SEC Use Only

--------------------------------------------------------------------------------

(4)          Source of Funds (See Instructions)
             AF
--------------------------------------------------------------------------------

(5)          Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e).                                             / /

--------------------------------------------------------------------------------

(6)          Citizenship or Place of Organization
             Illinois
--------------------------------------------------------------------------------

                          (7)         Sole Voting Power
                                      None
                          ------------------------------------------------------
     Number of
Shares Beneficially       (8)         Shared Voting Power
       Owned                          None
      by Each            ------------------------------------------------------
     Reporting
    Person With           (9)         Sole Dispositive Power
                                      None
                          ------------------------------------------------------

                          (10)        Shared Dispositive Power*
                                      6,621,334
--------------------------------------------------------------------------------

(11)         Aggregate Amount Beneficially Owned by Each Reporting Person*
             6,621,334

--------------------------------------------------------------------------------

(12)         Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares                                                          / /
             (See Instructions)
--------------------------------------------------------------------------------

(13)         Percent of Class Represented by Amount in Row (11)
             42%
--------------------------------------------------------------------------------

(14)         Type of Reporting Person (See Instructions)
             0O
================================================================================
*Beneficial ownership is based solely on the provision of the Lock-Up
Agreement described in Item 6 herein, pursuant to which the Shareholder has agreed to tender in the Offer such Common Shares shown here as beneficially owned. Capitalized terms have the meaning assigned thereto herein.

--------------------------------------------------------------------------------

CUSIP No. 290839109               13D                         Page 8 of 15 Pages

--------------------------------------------------------------------------------

================================================================================

(1) Name of Reporting Persons. IRS Identification Nos. of Above Persons (Entities Only)
             K. Colburn
--------------------------------------------------------------------------------

(2)          Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------

(3)          SEC Use Only

--------------------------------------------------------------------------------

(4)          Source of Funds (See Instructions)
             AF
--------------------------------------------------------------------------------

(5)          Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e).                                             / /

--------------------------------------------------------------------------------

(6)          Citizenship or Place of Organization
             United States
--------------------------------------------------------------------------------

                          (7)         Sole Voting Power
                                      10,700
                          ------------------------------------------------------
     Number of
Shares Beneficially       (8)         Shared Voting Power
       Owned                          None
      by Each            ------------------------------------------------------
     Reporting
    Person With           (9)         Sole Dispositive Power
                                      10,700
                          ------------------------------------------------------

                          (10)        Shared Dispositive Power*
                                      6,621,334
--------------------------------------------------------------------------------

(11)         Aggregate Amount Beneficially Owned by Each Reporting Person*
             6,632,034

--------------------------------------------------------------------------------

(12)         Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares                                                          / /
             (See Instructions)
--------------------------------------------------------------------------------

(13)         Percent of Class Represented by Amount in Row (11)
             42%
--------------------------------------------------------------------------------

(14)         Type of Reporting Person (See Instructions)
             IN
================================================================================
*Beneficial ownership is based solely on the provision of the Lock-Up
Agreement described in Item 6 herein, pursuant to which the Shareholder has agreed to tender in the Offer such Common Shares shown here as beneficially owned. Capitalized terms have the meaning assigned thereto herein.

--------------------------------------------------------------------------------

CUSIP No. 290839109               13D                         Page 9 of 15 Pages

--------------------------------------------------------------------------------

================================================================================

(1) Name of Reporting Persons. IRS Identification Nos. of Above Persons (Entities Only)
             R. Colburn
--------------------------------------------------------------------------------

(2)          Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------

(3)          SEC Use Only

--------------------------------------------------------------------------------

(4)          Source of Funds (See Instructions)
             AF
--------------------------------------------------------------------------------

(5)          Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e).                                             / /

--------------------------------------------------------------------------------

(6)          Citizenship or Place of Organization
             United States
--------------------------------------------------------------------------------

                          (7)         Sole Voting Power
                                      None
                          ------------------------------------------------------
     Number of
Shares Beneficially       (8)         Shared Voting Power
       Owned                          None
      by Each            ------------------------------------------------------
     Reporting
    Person With           (9)         Sole Dispositive Power
                                      None
                          ------------------------------------------------------

                          (10)        Shared Dispositive Power*
                                      6,621,334
--------------------------------------------------------------------------------

(11)         Aggregate Amount Beneficially Owned by Each Reporting Person*
             6,621,334

--------------------------------------------------------------------------------

(12)         Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares                                                          / /
             (See Instructions)
--------------------------------------------------------------------------------

(13)         Percent of Class Represented by Amount in Row (11)
             42%
--------------------------------------------------------------------------------

(14)         Type of Reporting Person (See Instructions)
             IN
================================================================================
*Beneficial ownership is based solely on the provision of the Lock-Up
Agreement described in Item 6 herein, pursuant to which the Shareholder has agreed to tender in the Offer such Common Shares shown here as beneficially owned. Capitalized terms have the meaning assigned thereto herein.

            This statement on Schedule 13D ("Schedule 13D") relates to the Support Agreement, dated as of February 19, 2003 (the "Support Agreement"), by and among Blackfriars Corp., a Delaware corporation ("Parent"), 2022841 Ontario Inc., an Ontario corporation and an indirect wholly owned subsidiary of Parent (the "Purchaser"), and Emco Limited, an Ontario corporation (the "Company"). Pursuant to the Support Agreement, the Purchaser is making an offer (the "Offer") to purchase all of the outstanding common shares, no par value per share, of the Company ("Common Shares"), at a price of Cdn$16.60 per share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase described below and in the related letter of transmittal.

            This Schedule 13D also relates to the agreement, dated as of February 19, 2003 (the "Lock-Up Agreement"), by and among the Purchaser, Parent and Masco Corporation (the "Shareholder"). Pursuant to the Lock-Up Agreement, the Shareholder has agreed to deposit all of its 6,621,334 Common Shares under the Offer as soon as practicable after the mailing thereof and, in any event, within five business days of such mailing. The Common Shares beneficially owned by the Shareholder represent approximately 42% of the outstanding Common Shares (approximately 38% on a fully diluted basis).

         This Schedule 13D also relates to the offer, dated as of February 28, 2003 (the "Offer Document"), and the accompanying circular (the "Circular" and, together with the Offer Document, the "Offer to Purchase") contained as Exhibit (a)(1) to the Tender Offer Statement on Schedule TO of the Purchaser and Parent, filed with the Securities and Exchange Commission on February 28, 2003 (the "Schedule TO").

Item 1.  Security and Issuer
         -------------------

         This Schedule 13D relates to the Common Shares, no par value per share, of the Company. The principal executive offices of the Company are located at 620 Richmond Street, London, Ontario N6A 5J9.

Item 2.  Identity and Background
         -----------------------

         This Schedule 13D is being filed by C. Hogel Trust, Trust of K. Colburn, Trust of R. Colburn (collectively, the "Trusts"), Parent, Gorbridge Holdings Corp., a Delaware corporation ("Gorbridge") and Purchaser (collectively, the "Reporting Persons").

         The Purchaser and Gorbridge were formed for the specific purpose of consummating the Offer and the other transactions contemplated by the Support Agreement. The Purchaser is a direct wholly owned subsidiary of Gorbridge. Gorbridge is a direct wholly owned subsidiary of Parent.

                                      10 of 15

         The Trusts collectively own approximately 97% of the outstanding stock of Parent. Parent is controlled by the Trusts, by reason of their collective right to designate a majority of the members of the board of directors of Parent.

         The trustees under the Declaration of Trust under the C. Hogel Trust are K. Colburn and R. Colburn. The trustee under the Declaration of Trust under the K. Colburn Trust is K. Colburn. The trustee under the Declaration of Trust under the R. Colburn Trust is R. Colburn.

         The directors of Gorbridge are K. Colburn, R. Colburn and C. Hogel. The President of Gorbridge is K. Colburn. The Vice-President and
Assistant-Secretary of Gorbridge is R. Colburn. The Treasurer and
Assistant-Secretary of Gorbridge is Thomas Lullo. The Secretary of Gorbridge is David Bradford.

         The information set forth in Schedule 1 of the Offer to Purchase entitled "Information Concerning Directors and Executive Officers of the Offeror and Blackfriars and the Trusts and Trustees Controlling Such Corporations" is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         The information set forth in the section of the Circular entitled "Source of Funds" is incorporated herein by reference.

Item 4.  Purpose of Transaction
         ----------------------

         The information set forth in the sections of the Circular entitled "Purpose of the Offer" and "Plans for Emco" is incorporated herein by reference.

         Except as set forth in this Item 4, none of the Reporting
Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 in Schedule 13D.

Item 5.  Interest in Securities of the Issuer
         -----------------------------------

        (a) As a result of the Lock-Up Agreement, the Reporting
Persons may be deemed to be beneficial owners of 6,621,334 Common Shares, which represent in the aggregate approximately 42% of the outstanding Common Shares (approximately 38% on a fully diluted basis). The information set forth in the section of the Circular entitled "Arrangements, Agreements or Understandings - Lock-Up Agreement " is incorporated herein by reference.

         (b) The number of Common Shares of the Company that may be deemed to be beneficially owned by each of the Reporting Persons with respect to which there is (i) sole voting power is none, (ii) shared voting power is none,
(iii) sole dispositive power is none, and (iv) shared dispositive power is 6,621,334; provided that K. Colburn also owns 10,700 Common Shares

                                      11 of 15
beneficially and has sole voting and dispositive power with respect to such Common Shares.

         (c) The information set forth in the section of the Circular entitled "Ownership of and Trading in Securities of Emco" is incorporated herein by reference.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer
         ---------------------------------------

         The information set forth in the sections of the Circular entitled "Blackfriars Corp.", "Background to the Offer", "Purpose of the Offer", "Plans for Emco", "Commitments to Acquire Securities of Emco, "Arrangements, Agreements or Understandings" and "Acquisition of Common Shares Not Deposited Under the Offer" is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

Exhibit No.   Exhibit Name
-----------   ------------


1.            Offer to Purchase, dated February 28, 2003. (1)

2. Joint Filing Agreement, dated March 3, 2003, among the Reporting Persons.

3.            Support Agreement, dated February 19, 2003. (2)

4.            Lock-Up Agreement, dated February 19, 2003. (3)

(1) Incorporated by Reference to Exhibit (a)(1) of the Schedule TO filed with the Securities and Exchange Commission on February 28, 2003.

(2) Incorporated by Reference to Exhibit (d)(1) of the Schedule TO filed with the Securities and Exchange Commission on February 28, 2003.

(3) Incorporated by Reference to Exhibit (d)(3) of the Schedule TO filed with the Securities and Exchange Commission on February 28, 2003.


                                      12 of 15

                                  SIGNATURES
                                  ----------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 3, 2003
                                          2022841 ONTARIO INC.

                                          By: /s/ Christopher Pappo
                                              ----------------------------------
                                              Christopher Pappo
                                              Chief Financial Officer



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 3, 2003
                                          GORBRIDGE HOLDINGS CORP.

                                          By:    /s/ K. Colburn
                                                 -------------------------------
                                                 K. Colburn
                                                 President


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 3, 2003
                                          BLACKFRIARS CORP.

                                          By:    /s/ K. Colburn
                                                 -------------------------------
                                                 K. Colburn
                                                 President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      13 of 15

Dated: March 3, 2003
                                          C. H0GEL TRUST

                                          By:    /s/ K. Colburn
                                                 -------------------------------
                                                 K. Colburn
                                                 Trustee



                                          By:    /s/ R. Colburn
                                                 -------------------------------
                                                 R. Colburn
                                                 Trustee


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 3, 2003
                                          TRUST OF K. COLBURN

                                          By:    /s/ K. Colburn
                                                 -------------------------------
                                                 K. Colburn
                                                 Trustee


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 3, 2003
                                          TRUST OF R. COLBURN

                                          By:    /s/ R. Colburn
                                                 -------------------------------
                                                 R. Colburn
                                                 Trustee



                                      14 of 15

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 3, 2003


                                          /s/ K. Colburn
                                          --------------------------------------
                                          K. Colburn



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 3, 2003


                                          /s/ R. Colburn
                                          --------------------------------------
                                          R. Colburn




                                      15 of 15

                                                                       EXHIBIT 2



                            JOINT FILING AGREEMENT

         This confirms the agreement by and between the undersigned that the Statement on Schedule 13D (the "Statement") filed on or about this date with respect to the beneficial ownership by the undersigned of the Common Shares, no par value per share, of Emco Limited, an Ontario corporation, is being filed on behalf of each of the undersigned.

         Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is individually eligible to use the schedule on which the information is filed, each person on whose behalf the Statement is filed is responsible for the timely filing of such Statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         This Agreement may be executed in two or more counterparts by each of the undersigned, each of which, taken together, shall constitute one and the same instrument.




Dated: March 3, 2003

                                            2022841 ONTARIO INC.


                                            By:    /s/ Christopher Pappo
                                                   -----------------------------
                                                   Christopher Pappo
                                                   Chief Financial Officer


                                            GORBRIDGE HOLDINGS CORP.


                                            By:    /s/ K. Colburn
                                                   -----------------------------
                                                   K. Colburn
                                                   President


                                            BLACKFRIARS CORP.


                                            By:      /s/ K. Colburn
                                                     ---------------------------
                                                     K. Colburn
                                                     President



                                            C. H0GEL TRUST

                                            By:      /s/ K. Colburn
                                                     ---------------------------
                                                     K. Colburn
                                                     Trustee

                                            By:      /s/ R. Colburn
                                                     ---------------------------
                                                     R. Colburn
                                                     Trustee



                                            TRUST OF K. COLBURN

                                            By:      /s/ K. Colburn
                                                     ---------------------------
                                                     K. Colburn
                                                     Trustee



                                            TRUST OF R. COLBURN

                                            By:      /s/ R. Colburn
                                                     ---------------------------
                                                     R. Colburn
                                                     Trustee



                                                     /s/ K. Colburn
                                                     ---------------------------
                                                     K. Colburn


                                                      /s/ R. Colburn
                                                     ---------------------------
                                                     R. Colburn